Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The information filed herewith was posted on the http://newamericanarriving.com/ website.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

American Airlines | U·S AIRWAYS
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American Airlines is a founding member of the **one**world Alliance®. The new American Airlines will enhance connectivity with **one**world Alliance partners, creating a seamless global network that offers more options for travel and benefits both domestically and internationally, including joint businesses with British Airways and Iberia across the Atlantic and with Japan Airlines and Qantas across the Pacific.

Customers will have greater access to destinations throughout the world, extending the reach of the combined airline's global network.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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As a major employer and community partner in all the regions where we operate, we will support long-term job growth and job stability for our people and their communities as a whole. The combined airline is expected to maintain its hubs in Charlotte, Chicago, Dallas-Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington, D.C., where we will continue to support and strengthen those communities as an active corporate citizen.

The new American Airlines will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix, two cities that have helped each airline thrive and that will remain central to the combined company’s future.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate Independently as separate competitors,

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Coming soon to a city near you: the new American Airlines, a stronger carrier and a better corporate partner. The combined airline will connect communities across the nation through the enhanced connectivity of our global network.

Click on the map above to explore the ways the new American Airlines will contribute to your state.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

American Airlines | US AIRWAYS

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Significant Community Benefits

With more than 6,700 flights to 336 destinations in 56 countries daily, the new American Airlines will give cities and communities throughout the world access to all the benefits that come with a larger network.

Complementary Networks

The combination of American and US Airways brings together two highly complementary networks with access to the best destinations around the globe. Among other things, we expect to serve our communities by maintaining all hubs currently served by American Airlines and US Airways, while expanding service to and from non-hub cities.

Major Community Partner

As a major partner in all the regions where we operate, we will support greater opportunities over the long term for our people and their communities as a whole. The combined airline is expected to maintain its hubs in Charlotte, Chicago, Dallas-Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington, D.C., where we will continue to support and strengthen those communities as an active corporate citizen.

The new American Airlines will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix, two cities that have helped each airline thrive and that will remain central to the combined company's future.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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Media:

American Airlines Media Relations

817-967-1577

MediaRelations(aa.com

US Airways Corporate Communications

480-693-5729

corDorate.communications(äusairways.com

AMR Investors:

817-931-3423

lnvestorRelationsaa.com

US Airways Investors:

Daniel E. Cravens

Director, Investor Relations

480-693-1227

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 21)13 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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Providing an Industry-Leading Travel Experience

The new American will offer a greater ability to invest in new aircraft, modern technologies, and the products and services loyal customers value most.

In addition, the new American will benefit from landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years and solidify its fleet plan into the next decade.

During the next four years, the combined airline is planning to take delivery of more than 600 new aircraft, most of which will be equipped with:

- Advanced in-seat inflight entertainment systems offering thousands of hours of programming;
- Inflight Wi-Fi for connectivity throughout the world; and
- "Main Cabin Extra" seating with 4-6 inches of additional legroom in the Main Cabin.

In addition, the combined carrier's fleet will also feature fully lie-flat, all-aisle access premium seating on American's new Boeing 777-300ER aircraft and Airbus 321 Transcontinental deliveries slated for later this year. Similar to US Airways' Airbus A330 international Envoy service, American will also retrofit existing 777-200 and 767-300 aircraft to include fully lie-flat premium seating in an effort to provide a consistent experience for customers flying on the combined carrier.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **oneworld** is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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More About The New American For Customers

1 WIll my future travel reservations on American Airlines or US Airways be affected?

No, customers will not see any changes to their existing travel reservations.

You can continue to book, track and manage flights on aa.com and usairways.com, and earn Advantage® mdes and Dividend Miles by flying with American Airlines and US Airways and through our numerous mileage partners.

2. What are the advantages of the proposed transaction for customers?

. Customers will have access to more choices and increased service across the combined airline’s larger worldwide network and through an enhanced oneworldc Alliance, creating more options for travel and benefits both domestically and internationally.

. The combined airline is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities.

. The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast.

. In addition, American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years will solidify its fleet plan into the next decade.

. The combined airline is planning to take delivery of 607 new aircraft, including 517 narrowbody aircraft and 90 widebody international aircraft, many of which will be equipped with advanced in-seat inflight entertainment systems offering thousands of hours of programming, inflight Wi-Fi offering connectivity throughout the world, and TMMain Cabin Extra’s seating with four to six inches of additional legroom in the Main Cabin.

. Finally, and as currently provided on US Airways’ international Envoy service, American’s new transcontinental and international widebody aircraft will feature lie-flat premium seating in an effort to provide a consistent experience for customers flying on the combined carrier.

3. What changes can customers expect to see Immediately?

. As we work toward completing the transaction, which we expect to occur in the third quarter of 2013, it remains business as usual at American Airlines and US Airways.

. You can continue to book, track and manage flights on aa.com and usairways.com, and earn Advantage miles and Dividend Miles by flying with American Airlines and US Airways and through our numerous mileage partners.

. Until the merger is complete, each airline will maintain its current loyalty programs (US Airways — Dividend Miles and American Airlines — Advantage). Existing miles will continue to be honored, and there will be no impact to either airline’s credit cards.

4. Will ticket prices Increase because of the merger?

. The airline industry is, and will remain, extremely competitive.

. in fact, studies have shown that airline mergers over the past ten years have not driven up airfares, and there is no concrete evidence suggesting that overall rates would rise.

. This transaction will provide a highly competitive alternative to other global carriers. . importantly, the combined airline’s worldwide network will offer superior breadth of schedule to high value travelers, which is critical to global competitiveness.

5. WIll you still keep flyIng to my city? Are you planning to pull out of any cIties? What about International service?

. As we mentioned, the combined airline is expected maintain the current hubs of both airlines.

. We expect our complementary flight networks to increase efficiency and provide more options for customers.

. Greater connectivity with oneworld Alliance partners will give customers more options for travel and benefits both domestically and internationally.

6. Can I now fly American Airlines with my US Airways ticket and vice versa?

. No — American Airlines and US Airways will remain independent airlines until the merger closes.

. You can continue to book, track and manage flights on aa.com and usairways.com, and earn Advantage miles and Dividend Miles by flying with American Airlines and US

Airways and through our numerous mileage partners.

7. How will the Advantage and Dividend Miles Programs and Its members be affected by the transaction?

. Upon merger approval, additional information will be provided to customers of our frequent flyer program on any future program updates, including account consolidation or benefit alignment.

. By combining to create the new American, loyalty program members are expected to have even more opportunities to earn and redeem miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and club memberships, and much more.

. Until the merger is complete, each company will maintain its current loyalty programs (American Airlines — Aadvantage€) and US Airways — Dividend Miles).

. For the most updated information on our proposed merger please visit www.aa.com/arriving or www.usairways.com/arriving.

8. Do I need to sign up for the American Airlines (AAdvantage) or US Airways (Dividend Miles) frequent flyer programs?

. No, we’ll keep you updated on our progress to merge both programs.

. Upon merger approval, additional information will be provided to customers of our frequent flyer program on any future program updates, including account consolidation or benefit alignment.

. For the most updated information on our proposed merger please visit www.aa.com/arriving or www.usairways.com/arriving.

9. Can I continue to earn and redeem mileage for travel awards with other oneworld or Star Alliance partners?

. Until the merger closes, you can continue to earn and redeem mileage for travel awards with our respective oneworld and Star Alliance partners.

10. If I have miles on both programs, can I combine them and use the total now?

. No — American Airlines and US Airways will remain independent airlines until the merger closes.

. Upon merger approval, additional information on any future program updates, including account consolidation or benefit alignment, will be provided to customers of our frequent flyer programs.

11. Where can I learn more?

. Upon merger approval, additional information will be provided to customers of our frequent flyer program on any future program updates, including account consolidation or benefit alignment.

. For the most updated information on our proposed merger please visit www.aa.com/arriving or www.usairways.com/arriving.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.

US Airways Is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors,

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Access to More Destinations Around the World

American Airlines is a founding member of the **oneworld**® Alliance and as a combined airline, we will be equipped to offer our customers an expanded global network. We will continue to give our customers more options for travel and benefits both domestically and internationally through continued membership in **oneworld**, with access to a range of destinations, airline choices, and mileage earning and redemption opportunities.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **oneworld** is a mark of **oneworld** Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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Unparalleled Benefits Through the New American's Loyalty Program

American Airlines AAdvantage® program and US Airways Dividend Miles are currently among the largest and most popular loyalty programs in the world. By combining to create the new American, loyalty program members are expected to have even more opportunities to earn and redeem miles, unmatched redemption options and much more.

Membership benefits of the combined company's loyalty program are expected to include:

- Even more opportunities to earn and redeem miles from an expanded global network of routes and partnerships
- Unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and club memberships
- Worldwide benefits through the **one**world Alliance

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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WASHINGTON
NORTH DAKOTA
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IDAHO
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WELCOME
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or
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Where Can I Fly?

The new American Airlines will offer more than 6,700 flights daily to 336 destinations in 56 countries around the world, including Brazil, China, Japan, Spain and many others, while bolstering its industry-leading position in Latin America and the Caribbean.

The combined airline will be equipped to offer our customers an expanded global network, providing greater access that will increase domestic and international travel options and benefits for customers.

We invite you to explore the expanded combined global network through the interactive route map above, which shows just how far the new American will take you.

Domestic Route Map | International Route Map

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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What Happens Next?

At this time, American Airlines and US Airways will continue to operate as two separate airlines and each will maintain its current loyalty program (American Airlines – AAdvantage® and US Airways – Dividend Miles) at this time. Existing miles will continue to be honored, and there will be no impact to either airline's credit cards. Following the merger, you will have continued options for travel and benefits both domestically and internationally through continued membership in your loyalty program.

You will not see any changes to your existing travel reservations, and should continue to book, track and manage flight and travel plans through each respective airline. You will also continue to earn miles by flying with American and US Airways and through eligible airline partners.

Additionally, you will still be able to access and enjoy all the benefits of your Admirals Club® and US Airways Club® memberships.

We expect the transaction to be completed in the third quarter of 2013. In the meantime, customers of both frequent flyer programs may visit **aa.com/arriving** and **usairways.com/arriving** for the latest news on the new American.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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With more than 6,700 daily flights to 336 locations in 56 countries worldwide, the new American Airlines will offer flights to more destinations, improved schedule options and worldwide connectivity through the oneworld Alliance. The combined airline will have the most service across the East Coast and Central regions of the U.S., including a convenient East Coast shuttle to support business and leisure travelers, as well as an expanded presence and stronger network in the Western U.S.

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways (Charlotte, Chicago, Dallas-Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington D.C.) so our customers can enjoy all the connections they have come to depend on—plus many more as our two highly complementary networks come together.

Frequent flyers, corporate customers and oneworld Alliance members will have yet another reason to fly the new American Airlines. The combined airline will improve loyalty benefits by expanding member opportunities to earn and redeem miles from an expanded global network of routes and partnerships.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 21)13 American Airlines, Inc. All rights reserved, US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained. Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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American Airlines and US Airways both have long, proud legacies of dedicated service in the airline industry. Our two companies have built vibrant cultures that share a focus on providing the best travel experience for customers. This combination marks the beginning of an exciting new chapter for our companies and our people.

Together, both companies employ over 100,000 people around the world.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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While the merger is being completed, American Airlines and US Airways will remain separate companies, and both of our airlines are conducting business as usual. Our employees are focused and continuing to provide the high-quality service that our customers expect.

A transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth transition. We must receive the necessary merger approvals to move forward before we can formally begin the integration process. We expect this to occur in the third quarter of 2013.

We anticipate that the integration process will take some time. We are committed to keeping our people informed and will provide regular updates as we move forward.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.

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Greater Long-Term Opportunities for All Our People

The combination of American Airlines and US Airways creates significant benefits for the people of both airlines. Here is some of what our combined company will offer:

- A path to improved compensation and benefits for all employees;
- Greater long-term opportunities for all employees;
- Reciprocal travel privileges, beginning as quickly as possible; and
- A foundation for future growth with a highly competitive airline.

Our merger creates greater career opportunities for employees and a clear framework for integrating our union team members. This is key to the successful combination of our two great companies. Together we will combine the proud histories of both airlines and create a culture that recognizes the contributions of all employees and inspires great customer service.

View our letters to American Airlines' and US Airways' employees.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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1. What does this transaction mean for me?

- We are very excited about the significant benefits this transaction brings to employees of the combined airline.
- Employees of the new airline will benefit from being part of an airline with a more competitive and stable financial foundation, which will create greater opportunities over the long term.
- Employees can also look forward to a path for improved compensation and benefits.
- Each carrier's employees will receive reciprocal travel privileges as quickly as possible.
- With a framework already in place to govern the terms of employment and integration for union employees, we anticipate a smooth transition. As we work toward completing the transaction, it remains business as usual at American Airlines and US Airways – nothing will immediately change.

2. Where will the combined airline's Operations Control Center, Reservations, Flight Training, Maintenance and Crew Base facilities be located?

- While it is premature to discuss specifics now, during the period between the signing and closing of the combination, a transition-planning team will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.
- Until the transaction closes, we will continue to operate as two independent companies and compete as we do today.
- We are committed to keeping all employees updated on important developments.

3. Will labor groups hold a seat, or seats, on the board of the new company?

- The Board of Directors will initially be made up of twelve members. The Board will be comprised of three American Airlines representatives, including Tom Horton, four US Airways representatives, including Doug Parker, and five AMR creditor representatives.

4. How will union employees be impacted?

- As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.
- In addition, the union representing US Airways flight attendants has reached a tentative agreement that includes support for the merger.
- The American Airlines unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.
- The merger will also provide the path to improved compensation and benefits for employees.

5. Will there be any job losses or involuntary furloughs for nonunion employees as a result of this combination?

- Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.
- Importantly, we've only just announced the agreement and no operational decisions have been made, nor can they be implemented, at this time.
- While we focus on completing the merger, and building a new airline from our two great companies, our integration teams will continue to carefully study the opportunities in a manner that enables us to create the best global competitor possible.
- Suffice it to say that we expect to build a team that is the "best of both" organizations.

6. What is the American Airlines-US Airways strategy for labor integration?

- As previously announced, all three unions representing American Airlines employees have agreed to term sheets governing collective bargaining agreements.
- American unions representing pilots, flight attendants, mechanics and fleet service employees are partnering with their US Airways counterparts to determine representation and single agreement protocols.
- During the period between the signing and closing of the combination, a transition team will develop a carefully constructed integration process to help assure a smooth and sustainable transition.

7. Will there be opportunities for both companies' employees in terms of relocation?

- While it is premature to discuss specific months, in the coming months, our integration teams will be working to plan the combination, and we are committed to keeping you updated on important developments.
- What we do know is that the new American Airlines headquarters will be in Dallas-Fort Worth. However, we will retain a significant corporate and operational presence in Tempe.
- Should there be any changes in the future, we will communicate those to you at the appropriate time.

8. Will this new airline hire more employees in the years to come?

- As we mentioned earlier, this combination is about the opportunities to grow revenues, which will also create more opportunities for employees.
- Importantly, we've only just announced the merger and no decisions have been made at this time.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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We're building on our history, combining the best of both companies.

AMERICAN AIRLINES AND US AIRWAYS TO CREATE A PREMIER GLOBAL CARRIER—THE NEW AMERICAN AIRLINES

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WHAT'S BEING SAID

"We see the combination as the best option for the two airlines to be successful and for Tulsa to be successful."

John Hewitt
Chairman of Maintenance, Transport Workers Union Local 514 in Tulsa
2/9/13

"There is a lot of concern about losing a corporate headquarters here, and there will be some jobs that will move, but I don't think the impact on Phoenix job-wise is going to be that big of a deal."

Robert Mittelstaedt
Dean of The W.P. Carey School of Business, Arizona State University
2/8/13

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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Clear Pathway to Completion

We believe we have a clear pathway to completion, given the complementary nature of our networks. Furthermore, there are no financing conditions or additional approvals from labor unions needed.

In terms of next steps, the combination must be approved by the U.S. Bankruptcy Court for the Southern District of New York, and is subject to regulatory approvals, customary closing conditions and approval by US Airways shareholders. We expect the transaction to be completed in the third quarter of 2013.

We will communicate further updates on the process as appropriate.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **oneworld** is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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1. Why is this transaction in the best interests of American Airlines stakeholders? US Airways shareholders?

- Through their respective ownership stakes, American Airlines stakeholders and US Airways shareholders are expected to benefit from the significant upside potential of the new airline, which will have a combined equity value of approximately $11 billion.
- The combination is expected to deliver enhanced value to American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in 2014.
- The transaction is expected to generate more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies.

2. What are the terms of the merger?

- Under the terms of the merger agreement, at the time of closing each outstanding share of common stock of US Airways will be exchanged for one newly issued share of common stock of AMR Corporation and stakeholders of AMR Corporation and its debtor subsidiaries will receive newly issued shares of AMR Corporation's common stock.
- US Airways shareholders will own 28 percent, and stakeholders of AMR Corporation and its debtor subsidiaries will own 72 percent, of the fully-diluted common stock of the combined company.

3. When is the transaction accretive?

- The combination is expected to deliver enhanced value to American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in 2014.

4. What are the projected revenues for the combined company?

- American Airlines stakeholders and US Airways shareholders are expected to benefit from the significant upside potential of the new combined airline, which is expected to have approximately $40 billion in revenues based upon the combination of each company's projected 2013 performance.

5. What are the synergies (cost savings and revenue) resulting from this transaction?

- The transaction is expected to generate more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies.
- Of the over $1.0 billion in annual synergies, $900 million are from network revenue synergies, $550 million are from cost synergies, which are offset by $400 million in labor harmonization costs.
- These synergies would mainly come from increased passenger traffic taking advantage of the combined carrier's improved schedule and connectivity, an improved mix of high-yield business, and redeploying the combined fleet to better match capacity to customer demand—not from cost cuts.
- Our synergy targets are conservative relative to comparable transactions, and we are confident that these are achievable.

6. Who will run the combined company?

- Doug Parker will serve as Chief Executive Officer of the combined company and a member of the Board of Directors.
- Tom Horton, Chairman, President and Chief Executive Officer of American Airlines, will serve as Chairman of the Board through its first annual meeting of shareholders, at which time Doug will assume the additional position of Chairman of the Board.

7. Why has US Airways adopted a tax benefit preservation plan in connection with the merger?

- The plan designed to help preserve the value of the net operating losses and other deferred tax benefits of US Airways and the combined enterprise resulting from the merger with AMR.
- The plan, which is effective immediately, is also designed to reduce the likelihood that changes in the US Airways investor base would limit the future use of the tax benefits by US Airways or the combined enterprise, which would significantly impair the value of the benefits to all shareholders.
- Further details about the plan will be contained in a Form 8-K to be filed with the Securities and Exchange Commission.

8. When is the merger expected to close?

- The merger is conditioned on the approval by the U.S. Bankruptcy Court for the Southern District of New York, regulatory approvals, approval by US Airways shareholders and other customary closing conditions.
- The combination is expected to be completed in the third quarter of 2013.
- During the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
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Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **oneworld** is a mark of **oneworld** Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
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Under the terms of the merger agreement, at the time of closing each outstanding share of common stock of US Airways will be exchanged for one newly issued share of common stock of AMR Corporation and stakeholders of AMR Corporation and its debtor subsidiaries will receive newly issued shares of AMR Corporation's common stock.

As a result, US Airways shareholders will own 28 percent, and stakeholders of AMR Corporation and its debtor subsidiaries will own 72 percent, of the fully-diluted common stock of the combined company.

The combination is expected to be completed in the third quarter of 2013.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **one**world is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
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The combination of American Airlines and US Airways brings together two highly complementary networks and gives us an even stronger platform from which to pursue our goal of providing the most connected, comfortable travel experience available. The operational and financial strength of the combined airline is expected to enable continued investment in new products and technologies and will create exciting new opportunities for our people, even as we deliver strong cash flow and sustainable profitability.

Combining our two airlines will create significant value for American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in 2014, who will each benefit from the substantial upside potential of the new combined airline.

With 72 percent and 28 percent ownership of the combined company, respectively, American Airlines stakeholders and US Airways shareholders will realize substantial gains from more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies.

Importantly, this is a combination based on growth: these synergies would be derived predominantly from increased passenger traffic taking advantage of the combined carrier's improved schedule and connectivity; an improved mix of high-yield business; and the redeployment of the combined fleet to better match capacity to customer demand.

The combined company will retain American Airlines' globally recognized brand. The company will be headquartered in Dallas-Fort Worth and maintain a significant corporate and operational presence in Phoenix.

Click here to learn more about the transaction.

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. **oneworld** is a mark of **one**world Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

American Airlines US AIRWAYS

The new American is arriving

- Employees
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Our networks are extremely complementary. There is little overlap in our existing route systems, and thus no need to scale back the service that American Airlines and US Airways currently offer. The new American Airlines will be able to connect our customers to their destinations using a much more efficient and practical system of routes.

Click here to experience our interactive network map.

Complementary Domestic Network | World-Class Global Network

Employees: Greater Opportunities, What Happens Next?, More about Our Airlines, Employee FAQ

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US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

American Airlines U·S AIRWAYS
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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.
US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.
Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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AMERICAN AIRLINES AND US AIRWAYS TO CREATE A PREMIER GLOBAL

CARRIER—THE NEW AMERICAN AIRLINES

Today I AMR Corporation and US Airways

AMR Corporation (OTCQB: AAMRQ), the parent company of American Airlines, Inc., and US Airways Group, Inc. (NYSE: LCC) today announced that the boards of directors of both companies have unanimously approved a definitive merger agreement under which the companies will combine to create a premier global carrier, which will have an implied combined equity value of approximately $11 billion based on the price of US Airways’ stock as of February

13, 2013.

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reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

The new American is arriving

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nve:

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AT

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v

AmericanAirlinesUS AIRWAYS

AmericanAirlines

American Airlines = US AIRWAYS

Employees

Investors

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AMERICAN AIRLINES AND US AIRWAYS TO CREATE A PREMIER GLOBAL CARRIER—THE NEW AMERICAN AIRLINES

Today / AMR Corporation and US Airways

Customers to Benefit from an Expanded Global Network and Investment in New Aircraft,

Technology, Products, and Services

Combined Company to Enhance oneworld® Alliance, Offering a Seamless Global Network

Will Improve Loyalty Benefits by Expanding Member Opportunities to Earn and Redeem Miles

Combination Provides Path to Improved Compensation and Benefits with Greater Long-Term Opportunities for Employees of Both Companies

Combined Airline Expects to Maintain All Hubs and Service to All Destinations

Expected 2015 Annual Synergies of More Than $1 Billion, Creating Value for Stakeholders of

Both Companies

Enhances Recoveries for Stakeholders

AMR Stakeholders to Own 72% and US Airways Shareholders to Own 28% of Combined Company’s Common Stock

Company to Retain Iconic, Globally Recognized American Airlines Brand

Company to Be Headquartered in Dallas-Fort Worth, with Significant Corporate and Operational

Presence in Phoenix

FORT WORTH, TX, and TEMPE, AZ, February 14, 2013—AMR Corporation (OTCQB: AAMRQ), the parent company of American Airlines, Inc., and US Airways Group, Inc. (NYSE: LCC) today announced that the boards of directors of both companies have unanimously approved a definitive merger agreement under which the companies will combine to create a premier global carrier, which will have an implied combined equity value of approximately $11 billion based on the price of US Airways’ stock as of February 13,2013.

Operating under the American Airlines name, one of the most recognized brands in the world, the combined airline will have a robust global network and a strong financial foundation. The merger will offer benefits to both airlines’ customers, communities, employees, investors, and creditors. Customers will have access to more choices and increased service across the combined company’s larger worldwide network and through an enhanced oneworld® Alliance, of which American Airlines is a founding member. With firm orders for more than 600 new mainline aircraft, the combined airline will have one of the most modern and efficient fleets in the industry, and a solid foundation for continued investment in technology, products, and services.

Thomas Horton, Chairman, President and Chief Executive Officer of American Airlines, will serve as Chairman of the combined airline’s Board of Directors through its first annual meeting of shareholders, and will also serve as the combined airline’s representative to the oneworld Alliance, of which he is currently chairman, and International Air Transport Association for the same duration. Doug Parker, Chairman and CEO of US Airways, will serve as Chief Executive Officer and a member of the Board of Directors. Mr. Parker will assume the additional position of Chairman of the Board following the conclusion of Mr. Horton’s service. The Board of Directors will initially be made up of twelve members. The Board will be comprised of three American Airlines representatives, including Tom Horton, four US Airways representatives, including Doug Parker, and five AMR creditor representatives.

Under the terms of the merger agreement, US Airways stockholders will receive one share of common stock of the combined airline for each share of US Airways common stock then held. The aggregate number of shares of common stock of the combined airline issuable to holders of US Airways equity instruments (including stockholders, holders of convertible notes, optionees and holders of restricted stock units) will represent 28% of the diluted equity of the combined airline. The remaining 72% diluted equity ownership of the combined airline will be issuable to stakeholders of AMR and its debtor subsidiaries that filed for relief under Chapter 11 (the “Debtors”), American’s labor unions, and current AMR employees.

The merger is to be effected pursuant to a plan of reorganization (the “Plan”) for the Debtors in their currently pending cases under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. The Plan is subject to confirmation and consummation in accordance with the requirements of the Bankruptcy Code.

In connection with the merger agreement, AMR has entered into a support agreement with certain unsecured creditors holding approximately $1.2 billion of prepetition unsecured claims against the Debtors. Pursuant to the support agreement, the creditors party thereto have agreed, subject to certain conditions, to support a plan of reorganization implementing the merger and incorporating a compromise and settlement of certain intercreditor and intercompany claims issues. Provisions of the support agreement relating to the treatment of prepetition unsecured claims against the Debtors and the treatment of existing equity interests in AMR are summarized further below.

The combined airline will offer more than 6,700 daily flights to 336 destinations in 56 countries. The combined airline is expected to maintain all hubs currently served by American Airlines and US Airways, resulting in more travel options for customers. Both airlines expect that the regional carriers they own—AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA—will continue to operate as distinct entities, providing seamless service to the combined airline. The company will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix.

“Today, we are proud to launch the new American Airlines—a premier global carrier well equipped to compete and win against the best in the world,” said Tom Horton, Chairman, President, and Chief Executive Officer of American Airlines. “Together, we will be even better positioned to deliver for all of our stakeholders, including our customers, people, investors, partners, and the many communities we serve.

“The combination of American and US Airways brings together two highly complementary networks with access to the best destinations around the globe and gives us a strong platform to provide our customers the most connected, comfortable travel experience available. The operational and financial strength of the combined airline is expected to enable continued investment in new products and technologies and will create exciting new opportunities for our people, even as we deliver strong cash flow and sustainable profitability.

“Over the past year, the American team stood tall as we established a rock solid foundation for long-term success through an efficient and effective restructuring. As part of this process, after months of exhaustive analysis and a thorough review of all alternatives, we concluded that this merger is the best outcome for our company, delivering not only the greatest value for our financial stakeholders, but also positioning us well for sustainable success over the long term.

“This merger provides enhanced potential for full recovery for our creditors. In addition, I am pleased that we were able to obtain the support of a sizable portion of our unsecured creditors for a plan that provides a recovery of at least a 3.5% aggregate ownership stake in the combined airline for our shareholders. It is unusual in Chapter 11 cases—and unprecedented in recent airline restructurings—for shareholders to receive meaningful recoveries. I look forward to working closely with Doug Parker, whom I have known as a friend for more than 25 years, and with the leadership teams of both companies to assure a smooth integration and the creation of a new industry leader.”

Doug Parker, Chairman and Chief Executive Officer of US Airways, said, “Today marks an exciting new chapter for American Airlines and US Airways. American Airlines is one of the world’s most iconic brands. The combined airline will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. Our combined network will provide a significantly more attractive offering to customers, ensuring that we are always able to take them where they want to travel, when they want to go.”

Parker continued, “Today’s announcement is possible only because of the important work carried out over the past year by Tom Horton and the American team. No one cares more about the long-term success of American Airlines and its people than Tom. Through a successful restructuring and this merger, Tom and the American team have established an excellent foundation for the new American Airlines to become a premier global airline. I am grateful for all that Tom has done to ensure that American is in the best position possible for future success and am delighted he has agreed to remain on board to assist with the transition.

“I am particularly pleased for the employees of both US Airways and American. This merger will create a stronger company, with the path to improved compensation and benefits and greater long-term opportunities for all our employees. We are grateful to have the support of both companies’ unions and thank them and their leaders for their hard work and vision. We look forward to a bright future for our employees and enhanced service and choice for our customers. With today’s announcement, we start becoming one team and one new airline.”

More Choices, Increased Service, and an Enhanced Travel Experience for Customers

The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. The result for consumers is a highly competitive alternative to other global carriers. Importantly, the combined worldwide network will offer superior breadth of schedule to high value travelers.

The combined airline is expected to:

Provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, enhancing the combined carrier’s competitive position

Expand its presence and further strengthen the network in the Western U.S.

Bolster American’s industry-leading position in Latin America and the Caribbean

Enhance connectivity within the oneworld Alliance—including joint businesses with British Airways and Iberia across the Atlantic and with Japan Airlines and Qantas across the Pacific—creating more options for travel and benefits both domestically and internationally

Serve 21 destinations in Europe and the Middle East

Maintain current hubs of both American Airlines and US Airways, resulting in more choices for customers

Improve traffic flows through the existing hubs of both carriers

Expand service from those hubs to offer increased service to existing markets and service to new cities

Provide an industry-leading travel experience through innovative initiatives intended to increase comfort and connectivity for all customers

Improve valuable loyalty program benefits through expanded opportunities to earn and redeem miles across the combined network

In addition, American Airlines’ landmark agreements with Airbus and Boeing, designed to transform the American Airlines fleet over the next four years, will solidify the combined airline’s fleet plan into the next decade. The combined airline is planning to take delivery of more than 600 new aircraft, including 517 narrowbody aircraft and 90 widebody international aircraft, most of which will be equipped with advanced in-seat inflight entertainment systems offering thousands of hours of programming, inflight Wi-Fi offering connectivity throughout the world, and “Main Cabin Extra” seating with 4-6 inches of additional legroom in the Main Cabin. The combined carrier’s fleet will also feature fully lie-flat, all-aisle access premium seating on American’s new Boeing 777-300ER aircraft and Airbus 321 Transcontinental deliveries slated for later this year. Similar to US Airways’ Airbus A330 international Envoy service, American will also retrofit existing 777-200 and 767-300 aircraft to include fully lie-flat premium seating in an effort to provide a consistent experience for customers flying on the combined carrier.

Customers can continue to book travel and track and manage flights and frequent flyer activity through AA.com or USAirways.com, and will continue to enjoy all benefits and rewards of the AAdvantage and Dividend Miles frequent flyer programs. At this time, there are no changes to the frequent flyer programs of either airline as a result of the merger agreement. All miles in both programs will continue to be honored. Upon merger approval, additional information will be provided to customers of both frequent flyer programs on any future program updates, including account consolidation or benefit alignment.

Employees to Benefit from Greater Long-Term Opportunities

Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term. Each carrier’s employees will receive reciprocal travel privileges as quickly as possible. The merger will also provide the path to improved compensation and benefits for employees.

“Together we will combine the proud histories of both airlines and create one team that recognizes the contributions of all employees to our airlines’ great customer service and financial success. Our future has never looked brighter thanks to the outstanding people of both American Airlines and US Airways,” concluded Parker.

As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger. In addition, the union representing US Airways flight attendants has reached a tentative agreement that includes support for the merger. The American Airlines unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.

Superior Value for Stakeholders

American Airlines stakeholders and US Airways shareholders are expected to benefit from the significant upside potential of the new combined airline, which is expected to have approximately $40 billion in revenues based upon the combination of each company’s projected 2013 performance. The combination is expected to deliver enhanced value to American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in

2014.

The transaction is expected to generate more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies, resulting predominantly from increased passenger traffic, taking advantage of the combined carrier’s improved schedule and connectivity, an improved mix of high-yield business, and the redeployment of the combined fleet to better match capacity to customer demand. Estimated cost synergies of approximately $150 million are net of the impact of the new labor combined contracts at American Airlines and US Airways. The companies expect one-time transition costs for the merger of approximately $1.2 billion, spread over the next three years.

The abovementioned provisions of the support agreement relating to the treatment of prepetition unsecured claims against the Debtors and existing equity interests in AMR under a plan are summarized as follows:

Holders of existing AMR equity interests will receive an aggregate initial distribution of 3.5% of the common stock of the combined airline on the effective date of the plan, with the potential to receive additional shares if the value of common stock received by holders of prepetition unsecured claims would satisfy their claims in full;

So-called “double dip” creditors (i.e., holders of prepetition unsecured claims as to which both AMR and American Airlines are obligors, either directly or indirectly) will receive shares of mandatorily convertible preferred stock equal to the full amount of their claims. These shares will convert into common stock of the combined airline at 30 day intervals during the 120 day period following the effective date of the plan, based on a formula tied to the market price of the common stock of the combined airline;

So-called “single dip” creditors (i.e., holders of prepetition unsecured claims that are not guaranteed) will receive a combination of shares of the same class of mandatorily convertible preferred stock as the “double dip” creditors will receive and shares of common stock of the combined airline; and

American Airlines’ labor unions and other employees will receive an aggregate of 23.6% of the common stock of the combined airline ultimately distributed to holders of prepetition unsecured claims against the Debtors.

The support agreement can be terminated in certain instances, including the failure of the Debtors to achieve certain milestones toward confirmation and consummation of the plan.

Clear Roadmap to Completion

The merger is conditioned on the approval by the U.S. Bankruptcy Court for the Southern District of New York, regulatory approvals, approval by US Airways shareholders, other customary closing conditions, and confirmation and consummation of the Plan. The combination is expected to be completed in the third quarter of 2013. During the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

Advisors

Rothschild is serving as financial advisor to American Airlines, and Weil, Gotshal & Manges LLP, Jones Day, Paul Hastings, Debevoise & Plimpton LLP and K&L Gates LLP are serving as legal counsel. Barclays and Millstein & Co. are serving as financial advisors to US Airways, and Latham & Watkins LLP, O’Melveny & Myers, Cadwalader, Wickersham & Taft LLP, and Dechert LLP are serving as legal counsel to US Airways. Moelis & Company and Mesirow Financial are serving as financial advisors to the Unsecured Creditors Committee. Skadden, Arps, Slate, Meagher & Flom LLP and Togut, Segal & Segal LLP are serving as the Unsecured Creditors Committee’s legal counsel.

Tax Benefit Preservation Plan

In conjunction with execution of the Merger Agreement, US Airways also announced today that its Board of Directors has adopted a tax benefit preservation plan designed to help preserve the value of the net operating losses and other deferred tax benefits of US Airways and the combined enterprise resulting from the merger with AMR. The tax benefit preservation plan, which is effective immediately and will remain in place no longer than the closing of the merger, is designed to reduce the likelihood that changes in the US Airways investor base would limit the future use of the tax benefits by US Airways or the combined enterprise, which would significantly impair the value of the benefits to all shareholders.

As part of the plan, the US Airways Board of Directors has declared a dividend of one common stock purchase right, which are referred to as “rights,” for each outstanding share of US Airways common stock. The rights will be exercisable if a person or group, without the approval of the US Airways board or other permitted exception, acquires beneficial ownership of 4.9% or more of US Airways’ outstanding common stock. The rights also will be exercisable if a person or group that already beneficially owns 4.9% or more of the common stock of US Airways, without board approval or other permitted exception, acquires additional shares (other than as a result of a dividend or a stock split). If the rights become exercisable, all holders of rights, other than the person or group triggering the rights, will be entitled to purchase US Airways common stock at a 50% discount. Rights held by the person or group triggering the rights will become void and will not be exercisable. The rights will expire immediately upon the occurrence of certain events, including the closing of the merger or the termination of the merger agreement. In addition, the certificate of incorporation of the combined company will contain limitations on certain acquisitions and dispositions of shares effective from and after the closing of the merger, also with the objective of preserving the value of net operating losses and other deferred tax benefits.

US Airways shareholders with ownership positions near or above the 4.9% threshold specified in the tax preservation plan are urged to review its terms carefully. Further details about the plan will be contained in a Form 8-K to be filed today by US Airways with the Securities and Exchange Commission.

Website

Additional information about the benefits of the transaction is available at a new joint website launched by the airlines at www.newAmericanarrivino.com. Customers are also invited to learn more at www.aa.com/arriving and www.usairwavs.com/arrivino.

Conference Call and Webcast

American Airlines and US Airways executives will discuss the transaction on a conference call today, February 14,2013, at 8:30 a.m. ET / 5:30 a.m. PT. To access the conference call, please dial (877) 681-1320 (U.S. dial-in) or (973) 935-2840 (international dial-in) at least 20 minutes prior to the start of the call, referencing conference ID# 99288242. A replay of the call will be available until March 14,2013 by dialing (800) 585-8367 (U.S. dial-in) or (404) 537-3406 (international dial-in) (conference ID# 99288242). The call will also be webcast with accompanying slides on the investor relations sections of www.aa.com and www.usairwavs.com. as well as the new joint website www.newAmericanarrivino.com.

Press Conference and Webcast

Tom Horton and Doug Parker will also be discussing the transaction at a press conference today, February 14,2013, at 11:00 a.m. ET /8:00 a.m. PT. Alive video feed of the press conference will be available at www.aa.com/201302Press and a replay will be available on www.newAmericanarrivino.com.

Analyst Luncheon and Webcast

American Airlines and US Airways executives will also be discussing the transaction at an analyst and investor luncheon today, February 14,2013, at 12:00 p.m. ET / 9:00 a.m. PT. The event will be webcast on the investor relations sections of www.aa.com and www.usairwavs.com. as well as the new joint website www.newAmericanarrivino.com.

B-roll

American Airlines b-roll is available at: https://vimeo.com/59532586 US Airways b-roll is available at: https://vimeo.com/59421912 About American Airlines

American Airlines focuses on providing an exceptional travel experience across the globe, serving more than 260 airports in more than 50 countries and territories. American’s fleet of nearly 900 aircraft fly more than 3,500 daily flights worldwide from hubs in Chicago, Dallas/Fort Worth, Los Angeles, Miami and New York. American flies to nearly 100 international locations including important markets such as London, Madrid, Sao Paulo and Tokyo. With more than 500 new planes scheduled to join the fleet, including continued deliveries of the Boeing 737 family of aircraft and new additions such as the Boeing 777-300ER and the Airbus A320 family of aircraft, American is building toward the youngest and most modern fleet among major U.S. carriers. American’s website, AA.com®, provides customers with easy access to check and book fares, and personalized news, information and travel offers. American’s AAdvantage® program, one of the most popular frequent flyer programs in the world, lets members redeem miles for flights to almost 950 destinations worldwide, as well as flight upgrades, vacation packages, car rentals, hotel stays and other retail products. The airline also offers nearly 40 Admirals Club® locations worldwide providing comfort, convenience, and an environment with a full range of services making it easy for customers to stay productive without interruption. American is a founding member of the oneworld® alliance, which brings together some of the best and biggest airlines in the world, including global brands like British Airways, Cathay Pacific, Iberia Airlines, Japan Airlines, LAN and Qantas. Together, its members serve more than 840 destinations served by some 9,000 daily flights to nearly 156 countries and territories. Connect with American on Twitter @AmericanAir or Facebook.com/AA. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AMR Corporation common stock trades under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group.

About US Airways

US Airways, along with US Airways Shuttle and US Airways Express, operates nearly 3,200 flights per day and serves more than 200 communities in the U.S., Canada, Mexico, Europe, the Middle East, the Caribbean, Central and South America. The airline employs more than 32,000 aviation professionals worldwide, operates the world’s largest fleet of Airbus aircraft and is a member of the Star Alliance network, which offers its customers more than 21,500 daily flights to 1,356 airports in 193 countries. Together with its US Airways Express partners, the airline serves approximately 80 million passengers each year and operates hubs in Charlotte, N.C., Philadelphia and Phoenix, and a focus city in Washington, D.C. at Ronald Reagan Washington National Airport. Aviation Week and Overhaul & Maintenance magazine presented US Airways with the 2012 Aviation Maintenance, Repair and Overhaul (MRO) of the Year Award for demonstrating outstanding achievement and innovation in the area of technical operations. Military Times Edge magazine named US Airways as a Best of Vets employer in 2011 and 2012. US Airways was, for the third year in a row, the only airline included as one of the 50 best companies to work for in the U.S. by LATINA Style magazine’s 50 Report. The airline also earned a 100 percent rating on the Human Rights Campaign Corporate Equality index for six consecutive years. The Corporate Equality index is a leading indicator of companies’ attitudes and policies toward lesbian, gay, bisexual and transgender employees and customers. For more company information visit usairways.com, follow on Twitter @USAirways or at Facebook.com/USAirways.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange

Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27,2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31,2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Contacts:

AMR Media Relations (817) 967-1577 mediarelations@aa.com

US Airways Media Relations (480) 693-5729

media.relations@usairwavs.com

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. © 2013 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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The new American is arriving

Investor/Analyst Conference Call: 8:30 AM—9:30 AM ET

FAQ

Frequently Asked Questions

More About The New American For Employees

What does this transaction mean for me?

We are very excited about the significant benefits this transaction brings to employees of the combined airline.

Employees of the new airline will benefit from being part of an airline with a more competitive and stable financial foundation, which will create greater opportunities over the long term.

Employees can also look forward to a path for improved compensation and benefits.

Each carrier’s employees will receive reciprocal travel privileges as quickly as possible.

With a framework already in place to govern the terms of employment and integration for union employees, we anticipate a smooth transition. As we work toward completing the transaction, it remains business as usual at American Airlines and US Airways—nothing will immediately change.

Where will the combined airline’s Operations Control Center, Reservations, Flight

Training, Maintenance and Crew Base facilities be located?

While it is premature to discuss specifics now, during the period between the signing and closing of the combination, a transition-planning team will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

Until the transaction closes, we will continue to operate as two independent companies and compete as we do today.

We are committed to keeping all employees updated on important developments.

Will labor groups hold a seat, or seats, on the board of the new company?

The Board of Directors will initially be made up of twelve members. The Board will be comprised of three American Airlines representatives, including Tom Horton, four US Airways representatives, including Doug Parker, and five AMR creditor representatives.

How will union employees be Impacted?

As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.

In addition, the union representing US Airways flight attendants has reached a tentative agreement that includes support for the merger.

The American Airlines unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.

The merger will also provide the path to improved compensation and benefits for employees.

Will there be any Job losses or involuntary furloughs for nonunion employees as a result of this combination?

Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

Importantly, we’ve only just announced the agreement and no operational decisions have been made, nor can they be implemented, at this time.

While we focus on completing the merger, and building a new airline from our two great companies, our integration teams will continue to carefully study the opportunities in a manner that enables us to create the best global competitor possible.

Suffice it to say that we expect to build a team that is the “best of both” organizations.

What is the American Airilnes-US Airways strategy for labor integration?

As previously announced, all three unions representing American Airlines employees have agreed to term sheets governing collective bargaining agreements.

American unions representing pilots, flight attendants, mechanics and fleet service employees are partnering with their US Airways counterparts to determine representation and single agreement protocols.

During the period between the signing and closing of the combination, a transition team will develop a carefully constructed integration process to help assure a smooth and sustainable transition.

Will there be opportunities for both companies’ employees in terms of relocation?

While it is premature to discuss specific months, in the coming months, our integration teams will be working to plan the combination, and we are committed to keeping you updated on important developments.

What we do know is that the new American Airlines headquarters will be in Dallas-Fort Worth. However, we will retain a significant corporate and operational presence in Tempe.

Should there be any changes in the future, we will communicate those to you at the appropriate time.

Will this new airline hire more employees in the years to come?

As we mentioned earlier, this combination is about the opportunities to grow revenues, which will also create more opportunities for employees.

Importantly, we’ve only just announced the merger and no decisions have been made at this time.

More About The New American For Customers

Will my future travel reservations on American Airlines or US Airways be affected?

No, customers will not see any changes to their existing travel reservations.

You can continue to book, track and manage flights on aa.com and usairways.com, and earn AAdvantage® miles and Dividend Miles by flying with American Airlines and US Airways and through our numerous mileage partners.

What are the advantages of the proposed transaction for customers?

Customers will have access to more choices and increased service across the combined airline’s larger worldwide network and through an enhanced oneworld® Alliance, creating more options for travel and benefits both domestically and internationally.

The combined airline is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities.

The new American Airlines is also expected to provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, and to expand its presence and further strengthen its network on the West Coast.

In addition, American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airlines fleet over the next four years will solidify its fleet plan into the next decade.

The combined airline is planning to take delivery of 607 new aircraft, including 517 narrowbody aircraft and 90 widebody international aircraft, many of which will be equipped with advanced in-seat inflight entertainment systems offering thousands of hours of programming, inflight Wi-Fi offering connectivity throughout the world, and “Main Cabin Extra” seating with four to six inches of additional legroom in the Main Cabin.

Finally, and as currently provided on US Airways’ international Envoy service, American’s new transcontinental and international widebody aircraft will feature lie-flat premium seating in an effort to provide a consistent experience for customers flying on the combined carrier.

What changes can customers expect to see immediately?

As we work toward completing the transaction, which we expect to occur in the third quarter of 2013, it remains business as usual at American Airlines and US Airways.

You can continue to book, track and manage flights on aa.com and usairways.com, and earn AAdvantage miles and Dividend Miles by flying with American Airlines and US Airways and through our numerous mileage partners.

Until the merger is complete, each airline will maintain its current loyalty programs (US Airways—Dividend Miles and American Airlines—AAdvantage). Existing miles will continue to be honored, and there will be no impact to either airline’s credit cards.

Will ticket prices Increase because of the merger?

The airline industry is, and will remain, extremely competitive.

In fact, studies have shown that airline mergers over the past ten years have not driven up airfares, and there is no concrete evidence suggesting that overall rates would rise.

This transaction will provide a highly competitive alternative to other global carriers.

Importantly, the combined airline’s worldwide network will offer superior breadth of schedule to high value travelers, which is critical to global competitiveness.

Will you still keep flying to my city? Are you planning to pull out of any cities? What about international service?

As we mentioned, the combined airline is expected maintain the current hubs of both airlines.

We expect our complementary flight networks to increase efficiency and provide more options for customers.

Greater connectivity with oneworld® Alliance partners will give customers more options for travel and benefits both domestically and internationally.

Can I now fly American Airlines with my US Airways ticket and vice versa?

No—American Airlines and US Airways will remain independent airlines until the merger closes.

You can continue to book, track and manage flights on aa.com and usairwavs.com, and earn AAdvantage miles and Dividend Miles by flying with American Airlines and US Airways and through our numerous mileage partners.

How will the AAdvantage and Dividend Miles Programs and its members be affected by the transaction?

Upon merger approval, additional information will be provided to customers of our frequent flyer program on any future program updates, including account consolidation or benefit alignment.

By combining to create the new American, loyalty program members are expected to have even more opportunities to earn and redeem miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and club memberships, and much more.

Until the merger is complete, each company will maintain its current loyalty programs (American Airlines—AAdvantage® and US Airways—Dividend Miles).

For the most updated information on our proposed merger please visit www.aa.com/arriving or www.usairwavs.com/arrivina.

Do I need to sign up for the American Airlines (AAdvantage) or US Airways (Dividend

Miles) frequent flyer programs?

No, we’ll keep you updated on our progress to merge both programs.

Upon merger approval, additional information will be provided to customers of our frequent flyer program on any future program updates, including account consolidation or benefit alignment.

For the most updated information on our proposed merger please visit www.aa.com/arriving or www.usairwavs.com/arrivina.

Can I continue to earn and redeem mileage for travel awards with other oneworld or

Star Alliance partners?

Until the merger closes, you can continue to earn and redeem mileage for travel awards with our respective oneworld and Star Alliance partners.

If I have miles on both programs, can I combine them and use the total now?

No—American Airlines and US Airways will remain independent airlines until the merger closes.

Upon merger approval, additional information on any future program updates, including account consolidation or benefit alignment, will be provided to customers of our frequent flyer programs.

Where can I leam more?

Upon merger approval, additional information will be provided to customers of our frequent flyer program on any future program updates, including account consolidation or benefit alignment.

For the most updated information on our proposed merger please visit www.aa.com/arriving or www.usairwavs.com/arrivina.

More About The New American For Investors

Why is this transaction in the best Interests of American Airlines stakeholders? US

Airways shareholders?

Through their respective ownership stakes, American Airlines stakeholders and US Airways shareholders are expected to benefit from the significant upside potential of the new airline, which will have a combined equity value of approximately $11 billion.

The combination is expected to deliver enhanced value to American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in 2014.

The transaction is expected to generate more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies.

What are the terms of the merger?

Under the terms of the merger agreement, at the time of closing each outstanding share of common stock of US Airways will be exchanged for one newly issued share of common stock of AMR Corporation and stakeholders of AMR Corporation and its debtor subsidiaries will receive newly issued shares of AMR Corporation’s common stock.

US Airways shareholders will own 28 percent, and stakeholders of AMR Corporation and its debtor subsidiaries will own 72 percent, of the fully-diluted common stock of the combined company.

When is the transaction accretive?

The combination is expected to deliver enhanced value to American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in 2014.

What are the projected revenues for the combined company?

American Airlines stakeholders and US Airways shareholders are expected to benefit from the significant upside potential of the new combined airline, which is expected to have approximately $40 billion in revenues based upon the combination of each company’s projected 2013 performance.

What are the synergies (cost savings and revenue) resulting from this transaction?

The transaction is expected to generate more than $1 billion in annual net synergies in including $900 million in network revenue synergies.

Of the over $1.0 billion in annual synergies, $900 million are from network revenue synergies, $550 million are from cost synergies, which are offset by $400 million in labor harmonization costs.

These synergies would mainly come from increased passenger traffic taking advantage of the combined carrier’s improved schedule and connectivity, an improved mix of high-yield business, and redeploying the combined fleet to better match capacity to customer demand—not from cost cuts.

Our synergy targets are conservative relative to comparable transactions, and we are confident that these are achievable.

Who will run the combined company?

Doug Parker will serve as Chief Executive Officer of the combined company and a member of the Board of Directors.

Tom Horton, Chairman, President and Chief Executive Officer of American Airlines, will serve as Chairman of the Board through its first annual meeting of shareholders, at which time Doug will assume the additional position of Chairman of the Board.

Why has US Airways adopted a tax benefit preservation plan in connection with the merger?

Greater Opportunities What Happens Next? More about Our Airlines Employee FAQ

More Choices, Better Service Where Can I Fly?

Enhanced Loyalty Program International Benefits Enhanced Travel Experience What Happens Next? Customer FAQ

Significant Community Benefits Major Employer State-by-State Benefits International Benefits

Superior Value

Merger Details

Complementary Networks

Clear Pathway to Completion

Key Materials

Events

Investor FAQ

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American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. ©2013 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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Privacy And Legal Notices

Privacy and Legal Notices

US Airways online privacy policy

US Airways will not disclose customers’ personal information to third parties except as compelled to do so by law or government authority, or as otherwise provided in this policy. US Airways will share passenger information with state and federal public health agencies (such as the Centers for Disease Control and Prevention) as reasonably necessary to respond to a potential or actual public health emergency. US Airways will take appropriate measures to safeguard customer personal information, including using commercially reasonable steps to establish a secure connection with customers’ web browser to assure privacy.

Customers will be asked to provide any personal information necessary for US Airways to provide the specific services that customers request. This information may include name, shipping address, billing address, telephone numbers, travel details, credit card information and email address. Any additional demographic information collected from customers (other than the information needed to provide requested services) will be collected on an optional basis.

US Airways offers its customers the option to personalize and improve their online experience by creating a user profile in connection with a Dividend Miles account. Customers are not required to create a profile to purchase a ticket. A profile is required to access specific areas of the website, including Dividend Miles Account Access, Dividend Miles Award Reservations and My Online Reservations. If a customer chooses to create a profile, the following information is required: first and last name, address, phone number and email address. If a user forgets his or her password, then the user is required to answer five pre-established password recover questions. The answers to these questions are entered when the profile is created. Dividend Miles members may review and modify their user profiles at any time by logging into their Dividend Miles account from the home page, or by calling 800-428-4322/TTY 800-245-2966.

US Airways uses limited personal information (such as name, email address, address) to provide scheduled email newsletters, special offers from marketing partners, and other similar information. Dividend Miles members may elect to receive marketing materials via mail or electronic mail directly from US Airways marketing partners, and US Airways provides such members’ names, addresses, and email addresses to its marketing partners. US Airways contractually obligates its marketing partners to safeguard the confidentiality of Dividend Miles members’ personal information. Dividend Members may elect not to receive third-party marketing materials at any time by logging into their Dividend Miles account from the home page, or by calling 800-428-4322/TTY 800-245-2966. Unless compelled to do so by law or government authority, US Airways does not disclose the personal information of Dividend Miles members who have elected not to receive third-party marketing materials. Unless requested to do so by its customers, US Airways does not share customers’ credit card information or telephone numbers with its marketing partners. US Airways does not receive, store, or share customers’ social security numbers.

US Airways web servers use web beacon and other technologies to better understand what promotions are of interest to you. These technologies may be used on a number of pages on the website and allow us to tailor the content that we present to you online and in emails. Web beacons usually work in conjunction with cookies. If you do not want your cookie information to be associated with your visits to these pages, then you may set your browser to turn off cookies. If you turn off cookies, then we will still detect an anonymous visit, but the notices that the beacons generate cannot be associated with your particular preferences.

Please note that cookies are required to purchase a reservation online and to access your Dividend Miles user profile. If you prefer to turn off cookies, then please contact US Airways Reservations at 800-428-4322/TTY 800-245-2966 to make your reservation.

This site may, from time to time, provide links to sites operated by third parties. These sites are governed by different privacy policies. Please review the privacy policies of these sites. US Airways cannot be held responsible for personal information you voluntarily disclosed to third parties. Please safeguard your personal information.

This privacy policy is subject to change. Should US Airways be required to make significant modifications to the policy, a statement notifying customers that a change has occurred will be posted on the home page for 21 days following the change.

If you have any questions about our privacy policy, please send an email message to US Airways online support.

Contact online support

American Airlines online privacy policy

Protecting Your Privacy

Your privacy is important to us. American pledges to be responsible when gathering your personal information and to protect your privacy. Although this Privacy Policy is not a contract and does not create any legal rights, it does serve as an expression of American’s commitment to protecting private personal information. American reserves the right to change this Privacy Policy at any time and will notify users of any material changes by updating the policy here and by including a “NEWLY UPDATED” label with the “PRIVACY POLICY” link on the Web sites governed by this policy for 30 days after any material changes are made.

This Privacy Notice should answer your questions about the sources and kinds of information we collect, how we use it, when it may be shared with others, and how we safeguard its confidentiality and security. We also provide you with ways to correct the data you provide us and to limit our sharing of this data with third parties. This privacy notice is applicable to Travel Reservations, Corporate Sales, Marketing Research, Customer Relations/Service, the AAdvantage® program and certain affiliated American Web sites.

Information We Collect And How We Collect It

In order to facilitate your travel, and manage our business, we collect and maintain personal information about you. American collects customer information from many sources to understand and meet your needs. We collect personal information about you from:

You, when you voluntarily provide us with information;

Your browser, when you visit our Web sites and your browser interacts with us;

Your transactions with any of the companies in the American family

Other sources, in connection with providing your transportation needs and services.

The personal information we collect about you through these various sources may include, but is not limited to:

Name, addresses and telephone numbers

Date of birth and gender

Email addresses, fax numbers and pager numbers

AAdvantage account number and flight information

Credit/debit card number(s), including associated billing

address(es) and expiration date(s)

Information necessary to facilitate travel or other services, including travel companion(s) names, emergency contacts, seating preferences and special dietary or medical needs.

Passport number, nationality and country of residence

Transactional and online activity data pertaining to mileage activity with companies participating in the AAdvantage program

Use of products and services such as self-service devices, flight status notification and online check-in

Personal information provided via survey, focus group or other marketing research efforts

Personal information provided to customer-service representatives to research and resolve issues or questions

Corporate-contract, employer and/or other corporate affiliation (i.e. employer name, title, address and contact information)

Aggregate Information

In addition to obtaining your personal information, when you use our site, we may collect tracking information such as your browser type, the type of operating system you use, the name of your Internet service provider, and pages visited on our site. American gets this information by using technologies, including cookies and web beacons, to increase the functionality and user-friendliness of our site and to better tailor our site, products, and services to our visitors’ needs. We also use this information to verify that visitors meet the criteria required to process their requests and for reporting onsite activity in the aggregate. For example, we may want to know how long the average user spends on our site or which pages or features get the most attention.

Minors

American does not knowingly collect personal identifiable information from children under the age of 13. If you are under the age of 13, please do not provide your name and address or other contact details or any other personally identifiable information of any kind whatsoever.

If you are a Parent or Guardian of someone under the age of 13 who has provided us information without your knowledge and consent, you may request that we remove this information by calling our Customer Service line.

How Your Information Will Be Used

American uses personally identifiable information to complete transactions and fulfill requests for our services. American requires you to provide personal information when making a reservation to purchase airline tickets or related products and services such as renting cars or booking hotel rooms through an American Airlines reservations agent, travel agent, the AA.com® Web site or other travel-related Web site, or enrolling in the AAdvantage program. In addition to processing, confirming and fulfilling the travel or other services you request, American may use this data for administrative and analytical purposes such as information systems management, accounting, billing and audits, marketing, credit card processing and verification, customer-relations correspondence, and/or operation of the AAdvantage program.

To the extent required by law, we may disclose personally identifiable information to government authorities, or to third parties pursuant to a subpoena or other legal process, and we may also use or disclose your information as permitted by law to protect the rights or property of American, our customers, our Web site, or its users.

American does not sell any customer information or share your email address with third parties except in compliance with this policy. However, we may disclose customer information to companies affiliated with American and/or unaffiliated third parties to fulfill the products and services you have requested. We may also disclose this information to third parties, such as employers, who have arranged for discounts, purchased travel or other services on your behalf. Additionally, American may combine the information we receive from you with information collected from other sources. This information would be used to provide offers and/or services specifically tailored to your interests.

If we sell a business unit to another company and your personal data is used by that business unit then your data may be transferred to the buyer along with the business for them to use in the same way.

ForNon-EU Residents

American also uses customer information to identify, develop and market products and services that we believe you will value. From time to time, you may receive offers from affiliated American companies such as AMR Investments, American Eagle, AAdvantage participants, American Airlines Vacations, and AmericanConnection® or from carefully-selected third party companies with which we have a business relationship. In addition, we may provide information we collect about you to third-parties to distribute promotions, sweepstakes, marketing surveys, focus groups, interviews and other opportunities offered by American. These third-parties are subject to stringent data security and confidentiality requirements and, upon completion of their services, all customer information is returned to American or destroyed. You may choose to restrict these marketing communications and sharing of your information with third parties as outlined in the section titled “How You Can Opt Out of Marketing Communications and Sharing of Your Information With American or Third Parties

For EU Residents Only

American also uses customer information to identify, develop and market products and services that we believe you will value and may contact you by email, text message, or post. If you do not want to receive these communications from us, you will be able to opt out at the time you initially provide us with your details and each time we send you a subsequent email or text. You can also opt out by using the link in the section of this privacy policy entitled “How you can opt out of marketing communications and sharing of your information with American or third parties”. If you are not an existing customer but would like to opt in to receive emails or texts from American, its affiliated American companies such as AMR Investments, American Eagle, AAdvantage participants, American Airlines Vacations, and AmericanConnection or from carefully-selected third party companies with which we have a business relationship then please submit your request by email to international.customer.relations@aa.com.

How You Can Opt Out of Marketing Communications and Sharing of Your Information With Third Parties

If you do not want American to use or share your personal information for the purpose of sending you marketing or promotional materials, please click on this link to opt-out. Your request will be handled promptly but you may still receive marketing communications that were already in process prior to receipt of your request. If you are an AAdvantage member, click here to login to the AAdvantage Web site and update your preferences. You may also contact AAdvantage Customer Service to submit your request. Please note that you will continue to receive AAdvantage program updates and email products for which you have subscribed.

If you are not a member of our AAdvantage program, you may join AAdvantage and register your preferences, or send an email with the word UNSUBSCRIBE in the subject to americanairlines@na.email.aa.com from the address you wish to unsubscribe. In addition, all marketing email from American will have a valid opt-out link in the body of the message. Please be aware, unsubscribing by email will unsubscribe all users at this address, even if they are registered AAdvantage members with registered preferences.

If you are an AAdvantage member, you can manage your preferences for American’s email products or update your personal information including your account preferences by clicking on “My Account” at the top of any page on www.aa.com. You must log in to your AAdvantage account using your password to access your information and to make any changes. If you’ve forgotten your password or need a new one, visit www.aa.com/password. In addition to this method, which applies to your www.aa.com preferences, other companies or programs in the American Family may require different steps to change your preferences for participation.

Please review those other company or program web pages directly for any additional or different requirements to change your preferences.

Security

Information Security is important at American. We maintain strict physical, electronic and procedural safeguards to protect personal information and we regularly review our security standards and procedures to protect against unauthorized access to personal information. See our Security statement for details.

Compliance with EU Data Privacy Directive

American complies with the EU Data Privacy Directive to the extent it applies to information American maintains. This gives you certain rights in relation to the information which we hold about you including a right to request a copy of the information. If you would like a copy of this information then please email AA.com Customer Service. Please note that security regulations require us to provide government agencies access to data you disclose to us.

When you provide us with your information you acknowledge that this information may be stored and processed on servers located any where in the World, including either inside or outside of the USA or the European Economic Area (“EEA”).

Links to Other Sites

We’d also like to remind visitors that we provide additional links to resources we think you’ll find useful. These links will lead you to sites that are not affiliated with American and may operate under different privacy practices. Our visitors are responsible for reviewing the privacy statements for such other Web sites, as we have no control over information that is submitted to these companies.

The American Family

This privacy notice is applicable to American, American Eagle, Executive Airlines, AmericanConnection, Travel Reservations, Corporate Sales, Marketing Research, Customer Relations/Service, the AAdvantage program and certain affiliated American Web sites. Affiliated American Web sites may also have additional privacy disclosures and procedures in place, as described on those Web sites.

Contacting Us

If you have other questions, comments or concerns about our privacy practices, please contact our Chief Privacy Officer, Daniel Henry, at AA.Privacy@aa.com. If you would like us to remove all the personal data we hold about you from our records please email AA.com Customer Service. Please note, however, that we require certain key information from you in order to provide you with services and if you ask us to remove all or part of such information you may no longer be able to access this Web site or parts of it.

Privacy Modifications

American reserves the right to change this Privacy Policy at any time. We will post any changes here, so be sure to check back periodically. Although this Privacy Policy is not a contract and does not create any legal rights, it does serve as an expression of American’s commitment to protecting private personal information. This policy was last reviewed on October 12, 2010.

Greater Opportunities What Happens Next? More about Our Airlines Employee FAQ

More Choices, Better Service Where Can I Fly?

Enhanced Loyalty Program International Benefits Enhanced Travel Experience What Happens Next? Customer FAQ

Significant Community Benefits Major Employer State-by-State Benefits International Benefits

Superior Value

Merger Details

Complementary Networks

Clear Pathway to Completion

Key Materials

Events

Investor FAQ

Follow SAmericanAir

Follow 8usairways

American Airlines and the Flight Symbol logo are marks of American Airlines, Inc. oneworld is a mark of oneworld Alliance, LLC. ©2013 American Airlines, Inc. All rights reserved.

US Airways is a registered trademark of US Airways, Inc. Permission to use quotes neither sought nor obtained.

Until the proposed merger has closed, American Airlines and US Airways will continue to operate independently as separate competitors.

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Legal Notices

The New American Infographic Video

Outline

1.	Text 1: We each have rich histories

Visual:

•	AA: Chief Pilot Charles Lindbergh pioneers airmail delivery between St. Louis and Chicago in 1926

•	US: US Airways takes flight in 1939 as All American Aviation, later All American Airways

•	AA: In 1934, American Airways becomes American Airlines

•	US: Allegheny Airlines becomes US Air in 1979

•	AA: American moves its headquarters from NYC to DFW in 1979

•	US: In 1987, Piedmont joins US Air Group

•	AA: American helps form oneworld

•	US: US Airways merges with Pacific Southwest Airlines in 1988 and America West in 2005

Text 2: Blazing new trails for our people

•	AA: American hires the first African American pilot for a major airline

•	AA: Mohawk Airlines hires the first African American flight attendant

•	AA: American hires the first female pilot for a major airline

•	AA: and the first female Captain in the industry

Text 3: Delivering important firsts for our customers

•	AA: Makes first transcontinental jet flight by a major airline

•	AA: Launches first VIP lounge

•	AA: Begins first loyalty program

•	US: Takes delivery of first A330 twin-aisle aircraft

•	AA: Makes the largest aircraft order in history

•	US: Becomes the first U.S. carrier to fly Airbus A321

•	AA: First U.S. carrier to take delivery of Boeing 777-300ER

2.	Text 1: We’re building on our history, combining the best of both companies.

Text 2: Creating a new global airline that will continue to lead and transform.

Visual: Merging both logos into the new AA brand logo

3.	Text: With more choices for our customers.

Visual: 6,700 flights/day (this number should be a quick sum of flights that shows AA flights + US flights distinctly adding to the total)

Text: Serving customers and communities worldwide.

Visual: World Map

4.	Text: Committed to our existing hubs.

Visual: Domestic map with famous icons breaking through the map

•	Charlotte: – Bank of America Tower

•	Chicago: Willis Tower

•	Dallas/Fort Worth: Skyline

•	Los Angeles: Hollywood Sign

•	Miami: South beach

•	New York City: Statue of Liberty

•	Philadelphia: Independence Hall

•	Phoenix: Skyline

•	Washington, D.C.: Capitol

5.	Text: Taking more people to more of the places they want to go.

Visual: AA and US combined international flight map. Map first then overlay routes.

6.	Text: With the best partners.

Visual 1: all oneworld carriers being combined to form oneworld logo

•	Airberlin

•	British Airways

•	Cathay Pacific

•	Finnair

•	Iberia

•	Japan Airlines

•	Malaysia Airlines

•	Qantas

•	Royal Jordanian

•	S7 Airlines

7.	Text 1: We’re improving valuable loyalty program benefits.

Text 2: through expanded opportunities to earn and redeem miles across the combined network.

8.	Visual 1: Animated lie-flat seat

Text: Providing an unparalleled travel experience.

Visual 2: Quick sum of the below numbers, sequentially

•	Admirals Clubs (37)

•	Flagship Lounges (4)

•	US Airways Clubs (19)

9.	Text: The new American will have one of the most modern and efficient fleets in the industry.

Visual: Animated aircraft pulling bar with quick sum to 600+ (on order)

10.	Text: As the new American, that means a more secure future with greater opportunity for our people.

Visual 1: $40 billion – Approximate Projected 2013 Revenue

Visual 2: Together, serving 187 million+ customers/year.

11.	Text: The new American is arriving

12.	Visual: Combining old AA logo with US Airways logo to form the new AA logo.

Tom Horton Employee Video Script

Today I am glad to share with you exciting news as we announce that we have reached an agreement to merge with US Airways... creating an even stronger new American for the future.

You probably have a lot of questions, and there will be a lot of information available to you throughout the day, but I wanted you to hear from me first.

This is a major step forward for our customers and for us, the people of American. It means we will have the largest, most robust network in the industry.

The new American will offer customers flights to more cities across more of the world.

We’ll maintain our hubs and our existing service, so customers of both airlines benefit as our networks come together.

We would not have this opportunity to create an even stronger American without your dedication to a better future.

Together we did the hard work to put our house in order, creating a strong and vibrant American, well-positioned to make the right deal for our company and for our people.

Our operation will focus on superior customer service that positions us to go after and win new business from premium customers.

Simply put, we’ll be stronger and more competitive.

This merger also benefits American’s people.

We will be able to offer great jobs and opportunities, and travel privileges that open more of the world to our people.

Once the merger closes, Doug Parker, my longtime friend and the current C.E.O. of U.S. Airways, will become the C.E.O. of the combined company, and I will take on a new role as chairman of the board. Doug knows our company well and understands the importance of all that we have built.

He’s a first-rate leader and I’m pleased to partner with him as we take the new American into the future.

You have many reasons to be proud of what we have accomplished.

We’ve made impressive progress through our investments in a new fleet, a new look, new products and new technology.

We’ve done all of this with a single goal: to provide our customers with the most modern, comfortable travel experience in the business.

Together, we will build an airline that is second to none.

The new American is taking flight.

So welcome.

Welcome to the new American Airlines. And, thank you for all you do.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Feb.14 project 2/11/2013 v7

American Airlines and US Airways

Two iconic brands with rich legacies

Separately each is strong

But together we are unstoppable

Together we are creating the world’s largest carrier

With an unparalleled national and global network

And the most dedicated team worldwide

Today we look to the future

We start a new chapter

Today two companies take the best of themselves

And create something even greater

The new American is arriving.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.